WORLD TREE USA, LLC
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

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INDEPENDENT AUDITORS' REPORT

To the Management and Members
of World Tree USA, LLC

Report on the Financial Statements
We have audited the accompanying financial statements of World Tree USA, LLC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and members' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Tree USA, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Notes 1 and 4 to the financial statements, the Company paid a significant amount of monies to World Tree Technologies, Inc., the Company's manager (the "Manager"), for current and future costs in connection with its management agreement. Certain amounts paid to the Manager for which were expected to be for future services provided by the Manager, however, these amounts were expensed in the accompanying statement of operations during the years ended December 31, 2020 and 2019. Furthermore, subsequent to December 31, 2020, the Manager has borrowed monies from the Company in excess of management fees due. Our opinion is not modified with respect to this matter.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception, lacks revenues and requires additional capital to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these factors are also described on Note 2. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

/s/ dbbmckennon
San Diego, California
July 26, 2021

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WORLD TREE USA LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2019

	As of December 31,	
	2020	**2019**
Assets		
Current assets:		
Cash	$ 1,231,923	$ 792,816
Subscription receivable	684,065	-
Related party receivable	-	15,574
Total current assets	1,915,988	808,390
Other assets:		
Deposit on biological assets - related party - non-current	112,148	335,683
Prepaid expenses - related party - non-current	157,604	140,268
Biological assets	984,179	144,180

Total assets	$ 3,169,919	$ 1,428,521

Liabilities and Members' Equity

Current liabilities:		
Related party payable	$ 39,762	$ -
Total current liabilities	39,762	-
Members' equity:		
Members' equity	6,941,948	2,772,601
Accumulated deficit	(3,811,791)	(1,344,080)
Total members' equity	3,130,157	1,428,521
Total liabilities and members' equity	$ 3,169,919	$ 1,428,521

The accompanying notes are an integral part of these financial statements.

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WORLD TREE USA LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenue:	$ -	$ -
Operating expenses:		
Professional fees	85,646	48,234
Sales and marketing	13,692	74,072
Management fees and operating costs - related party	2,356,428	1,068,861
Other expenses	11,945	13,419
Total operating expenses	2,467,711	1,204,586
Net loss	$(2,467,711)	$(1,204,586)
Weighted average membership unit - basic and diluted	3,528,406	1,436,367
Net loss per membership unit - basic and diluted	$ (0.70)	$ (0.84)

The accompanying notes are an integral part of these financial statements.

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WORLD TREE USA LLC
STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Members' Equity					
	Series A Units		Series B Voting Units		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2018	440,296	$ 319,294	10,000	$ 10,000	$ (139,494)	$ 189,800
Proceeds from sale of membership units, net of offering costs	2,177,825	2,384,776	-	-	-	2,384,776
Membership units issued for services	55,418	58,531	-	-	-	58,531
Net loss	-	-	-	-	(1,204,586)	(1,204,586)
Balance at December 31, 2019	2,673,539	2,762,601	10,000	10,000	(1,344,080)	1,428,521
Proceeds from sale of membership units, net of offering costs	3,112,085	4,169,347	-	-	-	4,169,347
Net loss	-	-	-	-	(2,467,711)	(2,467,711)
Balance at December 31, 2020	5,785,624	$6,931,948	10,000	$ 10,000	$ (3,811,791)	$ 3,130,157

The accompanying notes are an integral part of these financial statements.

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WORLD TREE USA LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$(2,467,711)	$(1,204,586)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Fair value of membership units issued for services	-	58,531
Changes in operating assets and liabilities:		
Accounts payable	-	(10,558)
Related party payable	55,336	-
Member units to be issued	-	(8,095)
Net cash used in operating activities	(2,412,375)	(1,164,708)
Cash flows from investing activities:		
Related party receivable	-	(10,560)
Deposits and purchases of biological assets paid to related party	(633,800)	(566,247)
Net cash used in investing activities	(633,800)	(576,807)
Cash flows from financing activities:		
Proceeds from sale of membership units	4,406,000	2,457,575
Offering costs	(236,653)	(72,799)
Subcriptions receivable	(684,065)	-
Net cash provided by financing activities	3,485,282	2,384,776

Net increase in cash	439,107	643,261
Cash as of beginning of the year	792,816	149,555
Cash as of end of the year	$ 1,231,923	$ 792,816
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

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WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC (“WTUSA” or the “Company”) was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company’s address is 2361 Rosecrans Ave, Suite 475, El Segundo, CA 90245. The purpose of the Company is to:

(i) participate in collective effort to reduce the carbon footprint of the investors through conduct of the Eco-Tree Program;

(ii) produce income from the harvesting of Empress Splendor (ES) trees acquired by the Company;

(iii) monetize carbon offset assets created by the Company;

(iv) make distributions to members and farmers upon harvesting ES Trees; and

(v) engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 outbreak include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 outbreak and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial impact will be to the Company, to date, the Company has limited its travel visits to farmers, but is not aware of any significant financial impacts resulting from the COVID-19 outbreak.

The Company is in the pre revenue generation stage. The Company’s business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company’s control could cause fluctuations in these conditions. To mitigate this risks the company has chosen to plant its ES Trees in different locations in five different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. ("WTT"), for all aspects of the Company's operations. WTT contracts directly with the farmers for the growth of the Company's trees and manages the process through to harvest and sale of the lumber. WTT has been in existence in excess of 17 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately five years, growing to maturity, cultivating and harvesting the ES Trees. WTT currently has limited arrangements for the harvesting and sale of such trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund its operations. During 2020 and 2019, a significant amount of capital was paid to WTT for current and future services. These amounts were expensed during the years ended December 31, 2020 and 2019, as the monies were expended by WTT. See Note 4 for additional information.

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NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees. The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6. At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company's ability to raise capital. These factors raise substantial doubt regarding the Company to continue as a going concern.

Management's Plans
During the year ended December 31, 2020, the Company raised $4,169,347 in net proceeds from the sale of Series A Units through a private offering, Regulation D and Regulation A offerings. Subsequent to year end, the Company has raised an additional $1,768,090 in net proceeds through additional sales of Series A Units through a Regulation D offering. Management believes that the current capital on hand and the capital raised through the current Regulation D offering is sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. The Company will continue to focus on completing the full raise planned in the Regulation D offering. In addition, the Company plans on initiating a crowdfunding offering under Regulation CF in August 2021 to fund operations. There is no assurance that the Company will be able to raise the funds necessary to finance the Company's activities as disclosed in Note 1.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Cash Equivalents

Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Fair Value of Financial Instruments

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820") to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company's financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received by the Company's farmers. As of December 31, 2020, and 2019, 327,914 and 50,341 trees representing a cost of $984,179 and $144,180, respectively.

For every 2,000 Units issued related to the 2016, 2018 and 2019/2020 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 tree per acre harvested; 30 additional trees per acre are available for replacement within the first two years.

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As of December 31, 2020, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2019/2020 Offering
Units issued for which trees will be planted	200,000	1,187,152	4,398,472
Total Trees to be Purchased	14,000	83,101	307,893
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916
Total Trees for future replacement (30 tree per 2,000 units)	3,000	17,807	65,977
Total Trees Planted	9,069	65,618	242,965
Total Trees still to be Planted	1,931	-	-

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unitholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2020 and 2019, there were no potentially dilutive securities.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units
As at December 31, 2020 and 2019, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2018 Series A Unit Offering
In connection with the 2018 Series A Unit offering and the current management agreement, fees expected to be paid to WTT consist of the following: 1) $2.25 per tree (biological asset); 2) $0.20 per tree for purchasing; 3) $0.40 per tree for shipping and handling to the farmer; 4) $2.00 per tree farmer support fee for which is paid to WTT to cover costs in connection with semi-annual communications with the farmers; 5) $0.50 per tree as a farmer bonus paid to WTT which is turn is remitted to the farmer; 6) $0.40 per tree for general and administrative expenses; 7) $1.00 per tree for marketing; 8) $2.75 per tree for management fees; 9) $0.40 per tree for investor relations; and 10) $0.40 per tree for brokering lumber. Farmer support, marketing, and management fees increase at the point at which there are at least 1,000 acres of trees under management. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2019/2020 Series A Unit Offering
In connection with the 2019 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and administration; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus; 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Below is a summary of all payments made to WTT for the years ended December 31, 2020 and 2019, respectively:

Fee Description	Deposit on Biological Assets Balance 12/31/18	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/19	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/20
Deposit on Future Tree Stock	$ 11,350	$ 349,022	$ 89,559	$ 270,813	$ 505,041	$ 686,324	$ 89,530
Tree Order Staffing & Administration	1,236	29,446	7,961	22,721	40,449	55,630	7,540
Shipping & Handling	1,556	56,515	15,922	42,149	80,899	107,970	15,078
Writeoff	-	-	(9,004)	-	-	(9,923)	-
Total	$ 14,142	$ 434,983	$ 104,438	$ 335,683	$ 626,389	$ 840,001	$ 112,148

Fee Description	Prepaid Expenses Balance 12/31/18	Payments	Expensed	Prepaid Expenses Balance 12/31/19	Payments	Expensed	Prepaid Expenses Balance 12/31/20
Accounting, Annual Reports	$ -	$ 98,725	$ 98,725	$ -	$ 277,916	$ 277,916	$ -
Farmer Support	-	375,427	375,427	-	632,424	632,424	-
Management Fees	-	473,815	473,815	-	720,129	720,129	-
Investor Relations	-	60,447	60,447	-	80,898	80,898	-
Office Overhead	-	60,447	60,447	-	80,899	80,899	-
Brokering Lumber	-	64,709	-	64,709	92,895	-	157,604
Farmer Bonus	-	75,559	-	75,559	101,124	176,683	-
Marketing	-	-	-	-	387,479	387,479	-
Total	$ -	$1,209,129	$1,068,861	$ 140,268	$2,373,764	$2,356,428	$ 157,604

Related Party Accounts Payable

As of December 31, 2020, amounts due to WTT for management fees totaled $39,762.

Short-term Advances

From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of December 31, 2020, total amounts due to the Company from WTT were $15,574.

See Notes 1, 3, 5 and 6 for additional related party transactions.

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

2020 Transactions

During the year ended December 31, 2020, the Company issued 3,112,085 Series A Units for gross proceeds of $4,406,000. The Company incurred $236,653 in offering costs in connection with the sale of the Series A units for which offset the proceeds.

As of December 31, 2020, the Company recorded subscriptions receivable for 481,478 Units totaling $684,065. These were executed as of December 31, 2020 but funds were not received until January 2021. The Units relating to this receivable are included in members' equity as of December 31, 2020.

2019 Transactions

During the year ended December 31, 2019, the Company issued 2,177,825 Series A Units for gross proceeds of $2,457,575. The Company incurred $72,799 in offering costs in connection with the sale of the Series A Units for which offset the proceeds.

During the year ended December 31, 2019, the Company issued 19,873 Series A Units to an individual for services rendered related to the 2018 Offering. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $19,873 offset the proceeds of the Series A Units issued during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 8,450 Series A Units to an individual for professional services rendered. The Series A Units were valued at $1.25 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $10,563 was recorded within professional fee expense on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 17,000 Series A Units to an individual for marketing services rendered. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $17,000 was recorded within sales and marketing on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 2,000 Series A Units to an individual in satisfaction of a liability incurred at WTT. The units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. The total value of $3,000 was recorded as an increase to the related party receivable within the balance sheet during the year ended December 31, 2019.

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company's credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

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WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company's 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis. Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

Also see Note 6 below.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to year end, the Company has raised an additional $1,768,090 in net proceeds through additional sales of Series A Units through a Regulation D offering.

In addition, the Company has paid management fees to WTT totaling $2,059,840.

Deposits on Future Tree Stock	$ 343,590
Management Fees	466,891
Farmer Support	505,322
Accounting Annual Reports	101,704
Tree Order Staffing & Administration	28,324
Office Overhead	27,372
Shipping & Handling	14,825
Investor Relations	35,736
Brokering Lumber	238,706
Farmer Bonus	81,264
Legal	33,458
Carbon Credit Verification	75,280
Marketing	107,369
Total Paid to WTT subsequent to December 31, 2020	$2,059,840

Subsequent to December 31, 2020, the Company advanced $465,815 to WTT. The advance does not incur interest and is due on demand.

As stated in the 2019 Offering Circular on Form 1-A in the section entitled Estimated Use of Proceeds, "The Company may pay an aggregate of up to 10.0% of subscription proceeds to licensed and registered broker dealers." Currently, the Company entered into an agreement with a broker dealer that includes commissions ranging from 1.0% up to a maximum 7.0% in cash fees.

In accordance with ASC 855-10 the Company has analyzed its operations from December 31, 2020 to July 26, 2021 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.